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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13E-3

Rule 13E-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

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MEDPLUS, INC.

(Name of the Issuer and Person Filing Statement)

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Common Stock, no par value

(Title of Class of Securities)

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585 04P 103

(CUSIP Number of Class of Securities)

Philip S. Present II

President

MedPlus, Inc.

8805 Governor's Hill Drive, Suite 100

Cincinnati, Ohio 45249

(513) 583-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

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Copy to:

Charles F. Hertlein, Jr., Esq.

Dinsmore & Shohl LLP

1900 Chemed Center

255 East Fifth Street

Cincinnati, Ohio 45202

(513) 977-8200

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation

14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

Calculation of Filing Fee

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Transaction Valuation*	Amount of Filing Fee**
$17,613,199	$3,522.64

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[X] Check the box is any of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

* Based upon 6,264,302 shares of common stock and 2,371,815 shares of preferred stock of MedPlus outstanding (excluding shares of common stock of MedPlus already owned by Quest Diagnostics) being purchased in connection with the merger for $2.00 per share, and 1,002,839 MedPlus warrants being purchased at the spread of $.34 per warrant.

** Pursuant to Rule 0-11(b), the filing fee was determined at 1/50 of 1% of $17,613,199, the value of outstanding securities of MedPlus (excluding securities already owned by Quest Diagnostics) being purchased in connection with the merger.

Amount Previously Paid: $5,273.54	Filing Party: MedPlus, Inc.
Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A	Date Filed: May 21, 2001

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by MedPlus, Inc., an Ohio corporation ("MedPlus" or the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder in connection with the Merger Agreement dated as of April 25, 2001 (the "Merger Agreement"), by and among the Company, Quest Diagnostics Incorporated, a Delaware corporation ("Quest Diagnostics"), and Q-M Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Quest Diagnostics ("Merger Subsidiary").

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, relating to the annual meeting of the shareholders of the Company at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement and approve the merger contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.

The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended, if necessary, to reflect such completion or amendment of the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Proxy Statement under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is MedPlus, Inc. The information set forth in the Proxy Statement under "Summary -- The Companies" and "The Companies -- MedPlus" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "The Annual Meeting -- Record Date, Voting Rights and Votes Required" is incorporated herein by reference.

(c) - (d) The information set forth in the Proxy Statement under "Selected Historical Financial Information" is incorporated herein by reference.

(e) - (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person and subject company is MedPlus, Inc. The information set forth in the Proxy Statement under "Summary -- The Companies" and "Election of Directors -- Information with Respect to Directors and Executive Officers" is incorporated herein by reference.

(b) - (c) The information set forth in the Proxy Statement under "Election of Directors -- Information with Respect to Directors and Executive Officers" is incorporated herein by reference.

Except for the information as set forth in the Proxy Statement under "Election of Directors -- Information with Respect to Directors and Executive Officers," which is incorporated herein by reference, neither MedPlus nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of federal or state securities laws.

(d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1) Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary," "Special Factors -- Background of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(a) (2)(ii) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary -- The Merger Generally," "Summary -- The Merger Agreement" and "Special Factors -- Background of the Merger" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary -- The Merger Generally," "Special Factors -- Background of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Proxy Statement under "The Annual Meeting -- Record Date, Voting Rights and Votes Required" and "Special Factors -- Background of the Merger" is incorporated herein by reference.

(a)(2)(v) None.

(a)(2)(vi) The information set forth under "Special Factors -- Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) The information set forth under "Summary -- Certain Federal Income Tax Consequences" and "Special Factors -- Certain Federal Income Tax Consequences" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary -- Interests of Certain Persons in the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Certain Related Agreements -- Voting Agreement," "Certain Related Agreements -- Employment Agreements" and "Executive Compensation -- Employment Agreements" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under "Summary -- Rights of Dissenting Shareholders," "The Annual Meeting -- Rights of Dissenting Shareholders" and "Rights of Dissenting Shareholders" is incorporated herein by reference.

(e) None.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(1)-(2) The information set forth in the Proxy Statement under "Special Factors -- Background of the Merger" and "Election of Directors -- Certain Relationships and Related Transactions" is incorporated herein by reference. The information set forth in MedPlus' Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 2001 under the caption "Notes to Consolidated Financial Statements--Note (5)" and the information set forth in MedPlus' Annual Report on Form 10-KSB for the fiscal year ended January 31, 2001 under the caption "Notes to Consolidated Financial Statements--Note (14)" is incorporated herein by reference.

(b) - (c) The information set forth in the Proxy Statement under "Summary -- Interests of Certain Persons in the Merger," "Special Factors --Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Certain Related Agreements -- Voting Agreement" and "Certain Related Agreements -- Credit Agreement" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary -- Interests of Certain Persons in the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "The Merger Agreement -- Stock Options," "The Merger Agreement -- Warrants," "Certain Related Agreements," "Election of Directors -- Security Ownership of Certain Beneficial Owners and Management" and "Election of Directors -- Certain Relationships and Related Transactions" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary -- The Merger Generally," "Summary -- The Merger Agreement," "The Merger Agreement -- Conversion of Securities," "The Merger Agreement -- Stock Options" and "The Merger Agreement -- Warrants" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary," "The Merger Agreement" and "Special Factors -- Consequences of the Merger" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) - (c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors -- Background of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary -- The Merger Generally," "Summary -- Certain Federal Income Tax Consequences," "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger," "Special Factors -- Consequences of the Merger," "Special Factors -- Accounting Treatment," "Special Factors -- Certain Federal Income Tax Consequences" and "The Merger Agreement" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) The information set forth in the Proxy Statement under "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "Special Factors -- Background of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Summary Term Sheet," Summary -- Record Date for Voting; Votes Required," "The Annual Meeting -- Record Date, Voting Rights and Votes Required," "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" and "Certain Related Agreements -- Voting Agreement" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under "Special Factors -- Background of the Merger" and "Special Factors -- Opinion of Financial Advisor" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under "Special Factors -- Background of the Merger," "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

(a) - (c) The information set forth in the Proxy Statement under "Special Factors - Background of the Merger," "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" and "Special Factors -- Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Proxy Statement under "Special Factors --Financing of the Merger" is incorporated herein by reference.

(b) None.

(c) The information set forth in the Proxy Statement under "Special Factors -- Expenses and Fees" is incorporated herein by reference.

(d)(1)-(2) Not applicable.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The information set forth in the Proxy Statement under "Special Factors -- Background of the Merger" and "Election of Directors -- Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary -- Interests of Certain Persons in the Merger," "The Annual Meeting -- Record Date, Voting Rights and Votes Required," "Special Factors -- Interests of Certain Persons in the Merger" and "Certain Related Agreements -- Voting Agreement" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under "Summary Term Sheet," "The Annual Meeting -- Record Date, Voting Rights and Votes Required" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) The information set forth in MedPlus' Annual Report on Form 10-KSB for the fiscal year ended January 31, 2001 under Item 7 "Financial Statements" and the information set forth in MedPlus' Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 2001 under Part 1 "Financial Information" is incorporated herein by reference. The information set forth in the Proxy Statement under "Selected Historical Financial Information" is incorporated herein by reference.

(b) Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Proxy Statement under "The Annual Meeting -- Solicitation of Proxies" is incorporated herein by reference.

(b) Not applicable.

ITEM 15. ADDITIONAL INFORMATION.

None.

ITEM 16. EXHIBITS.

(a)(1) Not applicable.

(a)(2) Not applicable.

(a)(3) Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on August 3, 2001.

(b) Not applicable.

(c)(1) Opinion of KPMG Consulting, Inc. attached as Appendix C to the Proxy Statement.

(d)(1) Merger Agreement dated as of April 25, 2001 among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc. attached as Appendix A to the Proxy Statement.

(d)(2) Voting Agreement dated as of April 25, 2001 among Quest Diagnostics, Inc., Cahill, Warnock Strategic Partners Fund, LP, Strategic Associates, LP, The Keys Irrevocable Trust, The Keys Plus Irrevocable Trust, Richard A. Mahoney and Philip S. Present II attached as Appendix D to the Proxy Statement.

(f)(1) Section 1701.85 of the Ohio Revised Code attached as Appendix B to the Proxy Statement.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2001	MedPlus, Inc.
	By:	/s/ Philip S. Present II
	Name:	Philip S. Present II
	Title:	President